3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Lisa D. Zeises

(215) 981-4722

zeisesl@pepperlaw.com

August 31, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn: Kevin Rupert

Re:	Touchstone Funds Group Trust File Nos. 033-70958 and 811-08104

Dear Mr. Rupert:

On behalf of Touchstone Funds Group Trust (the “Trust”), this letter is being filed with the Securities and Exchange Commission (“SEC”) via EDGAR to respond to your oral comments provided on August 17, 2012 in connection with the SEC staff’s (“Staff”) review of periodic disclosures required by Section 408 of Sarbanes-Oxley Act of 2002. We appreciate the opportunity to address your comments. We have organized the remainder of this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

August 31, 2012

1.	On December 8, 2011, the Trust filed a supplement that indicated that the Board of Trustees of the Trust approved a reduction to the advisory fee for the Touchstone Mid Cap Fund. This reduction does not appear to be presented in the advisory agreement that was incorporated by reference into post-effective amendment number 65 to the Trust’s registration statement. In connection with the Touchstone Mid Cap Fund’s next annual update, please file the updated fee schedule as an exhibit to the Trust’s registration statement.

Response: In connection with the Touchstone Mid Cap Fund’s next annual update, the Trust will file the updated fee schedule to the advisory agreement as an exhibit to the Trust’s registration statement.

2.	On November 29, 2011, the Trust filed the accountant’s report on internal control as an exhibit to its N-SAR-B filing. The formatting of the exhibit makes the accountant’s report difficult to read. In future filings, please do not use the same formatting and confirm that the Trust will review the EDGAR prior to each filing to ensure that the filing is more legible.

Response: The Trust confirms that it will not use the same formatting and will review the EDGAR prior to each filing to ensure that the filing is more legible.

3.	The annual report indicates that the Touchstone Market Neutral Equity Fund seeks to achieve long-term capital appreciation and to provide positive returns regardless of the direction of the stock markets. Please explain why a 3-Month Treasury Bill Index is an appropriate index when the Touchstone Market Neutral Fund seeks long-term capital appreciation and does not invest in treasury bills.

Response: The investment goal of the Touchstone Market Neutral Equity Fund as stated in the Fund’s prospectus is to seek capital appreciation and to provide positive returns regardless of the direction of the stock markets. In future annual and semi-annual reports, the Trust will ensure that the stated investment goal of the Touchstone Market Neutral Equity Fund matches the investment goal included in the Touchstone Market Neutral Equity Fund’s prospectus. The Citigroup 3-Month Treasury Bill Index is an appropriate index because (1) it is a broad based securities market index within the definition as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A and (2) the Citigroup 3-Month Treasury Bill Index is a common benchmark for market neutral funds.

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

August 31, 2012

4.	The Statement of Operations lists Networking Fees. Please explain the nature of these fees, including whether these fees are 12b-1 fees.

Response: Networking fees are fees paid by the Funds to certain servicing organizations (such as broker-dealers and financial institutions) that provide sub-accounting and sub-transfer agency services. These services include maintaining shareholder records, processing shareholder transactions and distributing communications to shareholders. These services are not distribution related and, therefore, are not required to be paid pursuant to a Rule 12b-1 plan.

5.	The Financial Highlights for the Touchstone Merger Arbitrage Fund disclose the Ratio of net expenses to average net assets (excluding dividend expense on securities sold short) and the Ratio of gross expenses to average net assets (excluding dividend expense on securities sold short). Consider including this as a footnote to the financial highlights.

Response: In future annual and semi-annual reports, the Trust will include this as a footnote to the financial highlights.

6.	The footnote to the Schedule of Shareholder Expenses currently states “Expenses are equal to the Fund’s annualized expense ratio, multiplied by the average account value over the period, multiplied by [number of days in most recent fiscal half-year/365 [or 366]] (to reflect one-half year period).” In future annual and semi-annual reports, include the actual number of days in the most recent fiscal half-year (i.e. 182 days) and the actual number of days in the year (i.e. 365) in the footnote to the Schedule of Shareholder Expenses.

Response: In future annual and semi-annual reports, the Trust will include the actual number of days in the most recent fiscal half-year (i.e. 182 days) and the actual number of days in the year (i.e. 365) in the footnote to the Schedule of Shareholder Expenses.

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

August 31, 2012

7.	The Trust’s most recent registration statement discloses that Touchstone Advisors, Inc. has the ability to recoup, subject to approval by the Fund’s Board of Trustees, such amounts waived or reimbursed for a period of up to three (3) years from the year in which Touchstone Advisors, Inc. reduced its compensation and/or assumed expenses for the Fund. Please confirm that this recapture provision, including the amount of fees waived and the amount of the potential recovery, will be appropriately disclosed in future annual and semi-annual reports.

Response: Touchstone Advisors’ recoupment ability is new and was not in effect during the financial period that was subject to your review. The Trust confirms that this recapture provision, including the amount of fees waived and the amount of potential recovery, will be appropriately disclosed in future annual and semi-annual reports.

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This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

If you have any further questions, please contact the undersigned at 215.981.4722 or John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ Lisa D. Zeises

Lisa D. Zeises

cc:	Terrie Wiedenheft Kevin Howard, Esq. Joseph Melcher Terri Lucas John M. Ford, Esq.

Exhibit A

August 31, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn: Kevin Rupert

Re:	Touchstone Funds Group Trust File Nos. 033-70958 and 811-08104

Dear Mr. Rupert:

In connection with the Trust’s response to certain oral comments received from the Commission staff on August 17, 2012, with respect to the Staff’s review of the financial statements of the series of Touchstone Funds Group Trust (the “Trust”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its financial statements, (ii) Commission staff comments or changes to disclosure in response to staff comments in its financial statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the financial statements, and (iii) the Trust may not assert staff comments with respect to the financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, Esq., of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4009.

Very truly yours,

/s/ Terrie Wiedenheft

Terrie Wiedenheft